NEWS RELEASE

Crosshair Announces Completion of Consolidation and
Exercise of Subscription Receipts

Dated: December 17, 2010	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair” or the “Company”) is pleased to announce the completion of a consolidation of the Company’s common shares (“Common Shares”) and the exercise of the subscription receipts that were issued in the Company’s $7 million subscription receipt financing (the “Offering”).

Offering

The following discussion with respect to the Offering is presented on a post-consolidation basis.

At the annual general and special meeting of shareholders held on December 15, 2010 (the “Meeting”), shareholders of the Company approved the Offering and the Company and BayFront Capital Partners Ltd. (the “Agent”) have provided a notice to the subscription receipt agent that the escrow release conditions have been satisfied. As a result the 40,000,000 subscription receipts of Crosshair issued on November 23, 2010 (“Subscription Receipts”) have been automatically converted (for no additional consideration) into 10,000,000 units of Crosshair (the “Units”), with each whole Unit being comprised of one post-consolidation Common Share and one Common Share purchase warrant of Crosshair (a “Warrant”).  Each Warrant is exercisable for one Common Share at an exercise price of $1.00 per Common Share until November 23, 2012. As a result of the satisfaction of the escrow release conditions, the gross proceeds of the Offering, less the Agent’s commission, have been released to the Company.

In connection with the Offering, Crosshair paid a cash commission and issued broker warrants (the “Broker Warrants”) to the Agent. As part of the approval of the Offering, shareholders also approved the issuance of the Broker Warrants. Each Broker Warrant is exercisable for one Unit at an exercise price of $0.70 per Unit until November 23, 2012.

The net proceeds raised from the Offering will be used by Crosshair to finance the exploration expenditures on its properties and for general corporate purposes.

All securities issued pursuant to the Offering will be subject to a four month hold period that expires on March 24, 2011.

Consolidation

At the Meeting, Shareholders of the Company approved a consolidation of the Common Shares on the basis of one post-consolidation Common Share for every four pre-consolidation Common Shares. Crosshair will not issue any fractional Common Shares as a result of the consolidation.  Instead, all fractional shares will be rounded down and cancelled.  The consolidation was made effective on December 15, 2010 and the Common Shares will begin trading on a post-consolidation basis on the Toronto Stock Exchange and NYSE Amex on December 20, 2010. The Company has mailed letters of transmittal to shareholders to use to exchange their pre-consolidation Common Shares for post-consolidation Common Shares. The letters of transmittal that were mailed to shareholders include references to “Excelsior” that should be references to “Crosshair”. A corrected copy of the letters of transmittal was filed on SEDAR today and is available on the Company’s SEDAR profile at www.sedar.com.

Other Meeting Matters

At the Meeting, shareholders also approved the election of the Company’s directors; approved the appointment of auditors; approved amendments to the Company’s stock option plan, including changing the plan from a fixed maximum number to a 10% rolling plan; and approved, ratified and confirmed the acts, contracts, proceedings, appointments and payments of money by the directors and officers of the Company since the Company’s prior annual general meeting.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada. Its flagship projects, Bootheel and Juniper Ridge, are both located in uranium mining friendly Wyoming.  Bootheel has exceeded the minimum mining threshold and with its in-situ mining potential, is designed for near term production.  The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone. The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@cxxcorp.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things the use of proceeds from the Offering. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company's securities in the United States.